Microsoft Word 10.0.4009;6
                             PLANET RESOURCES, INC.
                1415 Louisiana, Suite 3100, Houston, Texas 77002
               Telephone (713) 658-1142 - Facsimile (713) 658-0739
-------------------------------------------------------------------------------


             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                             NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                 August 19, 2002

                 We are furnishing this Information Statement to
                all of our shareholders of record at the close of
              business on August 19, 2002 of our common stock, $.001
               par value. This notice is required by Section 14(f)
                  of the Securities Exchange Act of 1934 (the
             "Exchange Act") and Rule 14f-1 of the Securities and
                        Exchange Commission ("SEC").

      NO VOTE OR OTHER ACTION BY PLANET RESOURCES, INC.'S SHAREHOLDERS IS
        REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE
                             NOT BEING SOLICITED.

                                  INTRODUCTION

         Planet Resources, Inc., a Delaware corporation ("Planet"), has entered into a Letter of Intent dated as of August 12, 2002 with CeriStar, Inc., a Delaware corporation ("CeriStar"). CeriStar has developed a Utility Network and is marketing and selling this network and the applications and services running on this network. This Utility network is an IP network capable of converging voice video and data on a single network. The network is unique in that the converged data is managed from desktop to desktop guaranteeing performance and quality of all information (voice, video, and data). The advantages of the utility network are (i) lower cost of services and applications, (ii) higher productivity, and (iii) more functionality. The utility network is deployed in partnership with building owners, developers, municipalities and enterprises, creating new revenue sources for them. The acquisition is expected to be completed on or about August 25, 2002. As a result of the acquisition, the shareholders ("holders") of CeriStar will own a majority of the voting stock of Planet and Planet will change its name to CeriStar, Inc. The acquisition will not require the approval of shareholders of Planet.

         Under the Letter of Intent, in connection with the acquisition, David
L. Bailey, President and Chief Executive Officer of CeriStar will be appointed President, Chief Executive Officer and a Director of Planet. A.W. Dugan, Jacque N. York and Michael K. Branstetter will resign from their respective positions of Planet upon Mr. Bailey's appointment. Mr. Bailey intends to appoint Dane P. Goodfellow, Lark M. Allen and Mark S. Hewitt as officers and additional directors. Messrs. Bailey, Goodfellow, Allen and Hewitt will not begin their terms until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Planet's shareholders and after completion of the acquisition.

         Because of the change in ownership and the composition of the board upon completion of the acquisition, there will be a change in control of Planet.

         As of August 12, 2002, Planet had 2,510,000 shares of its common stock issued and outstanding. The common stock is Planet's only outstanding class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the acquisition under the Letter of Intent and its effect on Planet and contains biographical and other information concerning the executive officer and directors after the acquisition. Additional information about the acquisition and CeriStar is contained in Planet's Current Report on Form 8-K ("Form 8-K") dated August 16, 2002, which was filed with the SEC on August 16, 2002. All Planet filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Planet filings may be obtained from the SEC's website at http://www.sec.gov.


                       THE BUSINESS COMBINATION AGREEMENT

         On August 12, 2002, Planet and CeriStar entered into a Letter of Intent (the "Agreement") pursuant to which a newly formed wholly owned subsidiary of Planet will merge with and into CeriStar and shares of common stock of Planet will be issued to the present shareholders of CeriStar.

         The transaction is expected to be completed on or about August 25, 2002 by the merger of a newly formed subsidiary of Planet with and into CeriStar, the issuance and reserved for issuance to the shareholders of CeriStar of approximately 72.5% of the common stock outstanding. After completion of the transaction, CeriStar will be a wholly-owned subsidiary of Planet and Planet will change its name to CeriStar, Inc. The transaction will not require approval of shareholders of Planet.

         In connection with the merger, the directors of Planet will authorize a ratable reduction of the outstanding shares of common stock from 2,510,000 to approximately 479,924. After the reduction and completion of the merger, there will be approximately 5,636,106 common shares issued and reserved for issuance. Approximately 4,086,182 common shares (72.5%) will be held by the present CeriStar holders or reserved for issuance upon exercise of warrants, approximately 479,924 common shares (8.52%) will be held by the present Planet shareholders, approximately 510,194 common shares (9.05%) will be reserved for issuance under the Employee Stock Option Plan, approximately 220,000 common shares (3.9%) will be reserved for issuance as compensation to several persons and approximately 339,806 common shares (6.03%) will be reserved for issuance in a private placement.

         The Agreement contemplates that following the acquisition, David L. Bailey, President and Chief Executive Officer of CeriStar will be appointed President, CEO and a director of Planet. A.W. Dugan, Jacque N. York and Michael K. Branstetter will resign from their respective positions of Planet upon Mr. Bailey's appointment. Mr. Bailey intends to appoint Dane P. Goodfellow, Lark M. Allen and Mark S. Hewitt as officers and additional directors. Messrs. Bailey, Goodfellow, Allen and Hewitt will serve until their respective successors are elected and qualified.


                      PROPOSED CHANGE IN CONTROL OF PLANET

         Giving effect to the acquisition and replacement of the officers and directors of Planet by the board of directors of CeriStar, and the issuance of Planet common stock to the CeriStar holders:

o the holders of CeriStar will own a majority of the outstanding voting stock of Planet;

o Messrs. Bailey, Goodfellow, Allen and Hewitt will be the only directors of Planet.

o        Planets will change its name to CeriStar, Inc.

         As a result of the majority voting stock ownership of the CeriStar holders and director status, upon completion of the acquisition, Messrs. Bailey, Goodfellow, Allen and Hewitt will be in control of the business and affairs of Planet.


                                    CERISTAR

         CeriStar has developed a Utility Network and is marketing and selling this network and the applications and services running on this network. This Utility network is an IP network capable of converging voice video and data on a single network. The network is unique in that the converged data is managed from desktop to desktop guaranteeing performance and quality of all information (voice, video, and data). The advantages of the utility network are (i) lower cost of services and applications, (ii) higher productivity, and (iii) more functionality. The utility network is deployed in partnership with building owners, developers, municipalities and enterprises, creating new revenue sources for them.

         The industry terminology for this type of network is "Utility Network". CeriStar has created a Utility Network checklist, of which the adherence to, constitutes a "CeriStar Certified Smart Network" ("CCSN"), built upon IP technology. A CCSN: (i) gives CeriStar partners an immediate new source of revenue from voice, data and video products while saving money on facility functions (HVAC, electricity, gas, fire, security) and (ii) provides users with lower-cost commodity products, more bandwidth and affordable applications. The projected Return on Investment ("ROI") with these cost savings is usually less than 12 months.

         A CCSN must manage the data in the Local Area Network ("LAN"), Metropolitan Area Network ("MAN"), and the Wide Area Network ("WAN"). The CCSN is enabled by implementation of a LAN through installation of CeriStar's building brain, comprised of standard telecom equipment and proprietary CeriStar architecture and software, in conjunction with the building wiring and fiber and by managing through contracts the data paths through the MAN and WAN. The proper design and interconnection of these three networks is a CCSN (patent applications are pending). This new Utility Network is in reality a Content Distribution Network ("CDN") providing an application warehouse, a Multi-Provisioning Platform ("MPP") allowing multiple telecom vendors to service building tenants and a Physical Facilities Platform ("PFP") to manage the physical building functions and a Data Security Platform ("DSP") to protect all voice, computer, and video data on the network.

         While other competitors offer various components of a Utility Network, i.e. bandwidth, building controls and office applications, CeriStar is the ONLY company that delivers the building "brain" and associated IP infrastructure properly connected to the MAN and WAN for a complete solution.

         CeriStar's principal office is in Salt Lake City, Utah. CeriStar presently has 8 full-time professionals, 4 board members (2 external) and a board of advisors.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of August 13, 2002, regarding beneficial ownership of Common Stock by (i) each person known by Planet to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of Planet, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of Planet after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o CeriStar, Inc., 50 West Broadway, Suite 1100, Salt Lake City, Utah 84101.

------------------------------------------- ----------------------------------- --------------------------------------
                                                   Current Holdings(1)              After Closing Acquisition(2)
------------------------------------------- ----------------- ----------------- -------------------- -----------------

------------------------------------------                     Percentage of                          Percentage of
             Name and Address                    Amount            Total              Amount              Total
           of Beneficial Owner
------------------------------------------- ----------------- ----------------- -------------------- -----------------
A.W. Dugan                                    1,971,751(3)          79%               377,008               7%
1415 Louisiana, Suite 3100
Houston, Texas 77002
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Jacque N. York                                     0                 0%                  0                  0%
1415 Louisiana, Suite 3100
Houston, Texas 77002
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Michael K. Branstetter                            100               NIL                 19                 NIL
416 River Street
Wallace, ID  83873-0709
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Current executive officers and directors       1,971,851            79%               377,027               7%
(3 directors)
------------------------------------------- ----------------- ----------------- -------------------- -----------------
David L. Bailey                                    0                 0%               901,455             15.99%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Dane P. Goodfellow                                 0                 0%               536,674             9.52%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
G. Earl Demorest                                   0                 0%               311,653             5.53%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
R. Art Brown                                       0                 0%               96,600              1.71%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Paul D. Losee                                      0                 0%               185,150             3.29%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Lark M. Allen                                      0                 0%               20,193              0.36%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Mark S. Hewitt                                     0                 0%               20,193              0.36%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Proposed executive officers and directors          0                 0%              2,071,918            36.76%
(7 directors)
------------------------------------------- ----------------- ----------------- -------------------- -----------------
TOTAL                                          1,971,851            79%              2,448,945            43.76%
------------------------------------------- ----------------- ----------------- -------------------- -----------------

(1) Reflects 2,510,000 shares of Planet common stock outstanding including options to purchase 455,000 shares of Planet common stock of which 405,000 shares and 50,000 shares were recently exercised at a price of $.15 and $.40 respectively.
(2) Reflects 5,636,106 shares of Planet common stock outstanding and reserved for issuance after the closing of the acquisition.
(3) Mr. Dugan's shares include 455,000 options that were recently exercised as well as 120,000 shares beneficially owned by Anglo Exploration Corp. Anglo Exploration Corp. is a private company owned and controlled by Mr. Dugan. Furthermore, Mr. Dugan's shares include 200,000 shares owned by Houston Resources Corp. Houston Resources Corp. is a company beneficially owned by a trust for the benefit of Mr. Dugan's family, and to which he disclaims any beneficial interest. Mr. Dugan does, however, have dispositive and voting control over these shares.


                        DIRECTORS AND EXECUTIVE OFFICERS

         We expect that on or about August 25, 2002, the business combination will be completed and the current directors of Planet, A.W. Dugan, Michael K. Branstetter and Jacque N. York will be replaced by David L. Bailey, Dane P. Goodfellow, Lark M. Allen and Mark S. Hewitt. The following table sets forth information regarding Planet's current executive officers and directors and the proposed executive officer and directors of Planet after the acquisition.

Current Executive Officers and Directors

         Set forth below is certain information regarding the current executive officers and directors of Planet:

                           Name                 AGE                 Position                  Since
                A.W. Dugan                      73      President and CEO; Director         March 1999
                Jacque N. York                  55      Secretary; Director                 March 1999
                Michael K. Branstetter          47      Director                            March 1999

         A.W. Dugan, Chief Executive Officer, President and Director. Mr. Dugan's principal occupation and five year business history is as oil and gas operator. For the past five years, Mr. Dugan has been the chief executive officer of Nortex Corporation, a privately held company in the business of oil and gas exploration and production. In addition to his responsibilities at Nortex, Mr. Dugan serves as the President of Anglo Exploration Corporation and Houston Resources Corporation. Anglo Exploration Corporation is an affiliated company that has a limited portfolio of passive investments, which Mr. Dugan manages. Mr. Dugan has been associated with Anglo Exploration Corporation for 25 years. Mr. Dugan and his family are the sole stockholders of Anglo Exploration. Houston Resources Corporation is an affiliated company, which operates oil properties for Mr. Dugan's interest as well as for the interests of others. Mr. Dugan has been associated with Houston Resources Corporation for 25 years. Houston Resources Corporation is a passive investor in Planet Resources, Inc. and Mr. Dugan and his family are the sole stockholders.

         Jacque N. York, Secretary and Director. Ms. York's principal occupation and five year business history is as corporate officer. For the past five years, Ms. York has been the corporate secretary of Nortex Corporation, a privately held company in the business of oil and gas exploration and production.

         Michael K. Branstetter, Director. Mr. Branstetter's principal occupation and five year business history is attorney at law. Mr. Branstetter is an officer and director of the following public companies: Pilot Silver Lead, Inc., Idaho General Mines, Inc. and Lucky Friday Extension Mining Company.

         No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors After the Acquisition

                     Name                Age                                   Position
           David L. Bailey               62      Chairman of the Board, President and Chief Executive Officer
           Dane P. Goodfellow            55      Vice President of Marketing and Director
           G. Earl Demorest              47      Chief Operating Officer, Vice President of Finance, Treasurer and
                                                 Secretary
           R. Art Brown                  61      Vice President of Sales
           Paul D. Losee                 53      Vice President of Corporate Development
           Lark M. Allen                 56      Director
           Mark S. Hewitt                49      Director

         David L. Bailey has served as Chairman of the Board, President and Chief Executive Officer of CeriStar since December 2, 1999. From May 1997 to December 1999, Mr. Bailey served as Managing Partner of DL Group, a limited liability corporation which markets and sells computer software and telecommunications products. From 1988 to 1989, and from 1993 to 1997, he was Chairman and Chief Executive Officer of VZ Corp., a software development company. From 1990 to 1993, Mr. Bailey served as a President of the Arizona Tempe Mission of the Church of Jesus Christ of Latter-day Saints. From 1986 to 1988, he was Managing Partner of Eagle Place Partners, a venture capital fund. During that period, Mr. Bailey also served as Chairman and Chief Executive Officer of Clyde Digital Systems (Raxco), a software security development company, from 1987 to 1988. From 1985 to 1986, Mr. Bailey was General Manager of the SCO Operation of Hewlett-Packard Company. From 1983 to 1986, he was Chairman and Chief Executive Officer of Cericor, Inc., a software development company, which was later sold to the Hewlett Packard Company. From 1980 to 1983, Mr. Bailey was the lead founder, President and Chief Executive Officer of Iomega, Inc., a computer and software development firm. From 1965 to 1980, he was an engineer at IBM Corporation, where his primary responsibilities were engineering and engineering management. In 1985, Mr. Bailey was selected as "Entrepreneur of the Year" by the Mountain West Venture Group in Salt Lake City, and was also honored with a distinguished alumnus award in electrical engineering at Utah State University. Mr. Bailey received B.S.E.E. and M.S.E.E. degrees in Electrical Engineering from Utah State University in 1962 and 1965, respectively.

         Dane P. Goodfellow has served as Vice President of Marketing and a director of CeriStar since December 2, 1999. From July 1998 to December 1999, Mr. Goodfellow served as Vice President of Sales of ViewPoint, Inc., a software development company. From August 1984 to 1987, he served as Vice President of Marketing and Sales of VZ Corp., a software development company. From January 1994 to August 1994, Mr. Goodfellow was Vice President of Marketing and Sales Operations of ViewSoft, Inc., a software development tools company. From June 1992 to January 1994, he was Vice President of Marketing and Sales of the PPI Group, a software development company in the dental industry. From January 1970 to June 1992, Mr. Goodfellow was employed at IBM Corporation, serving in direct sales management from July 1979 to June 1992, including five years as a first level manager and then seven years as a second level sales manager. Mr. Goodfellow currently serves as Director of the Utah Partnership for Education and Economic Development, and Director of the Utah Electronic Commerce Initiative. He is a past director of New Horizons Minority Organization, and a past director of the Governor's Economic Development Task Force. Mr. Goodfellow received a B.A. degree in Economics from Georgetown University in 1969 and has attended the M.B.A. Program at George Washington University.

         G. Earl Demorest has served as Vice President of Finance, Controller,
Treasurer and Secretary of CeriStar since December 2, 1999.   From August 1997
to December 1999, Mr. Demorest served as Chief Financial Officer and Network Administrator of DL Group, a limited liability corporation which markets and sells computer software and telecommunications products. From August 1995 to August 1997, he was Controller and Network Administrator of VZ Corp, a software development company. From August 1994 to August 1995, Mr. Demorest was Controller of Graphics Design Printing. From July 1998 to August 1988 to August 1994, he was President and Chief Executive Officer of GED, Inc., an owner of convenience stores. From July 1982 to July 1988, Mr. Demorest served as a Captain in the United States Air Force. Mr. Demorest received a B.S. degree in Accounting from Weber State University in 1981, and a Masters in Business from Lesley College in 1982.

         Paul D. Losee has extensive management experience in RandD, QA, Market Research, and Channel Development with 7 years executive experience in marketing and technology start-up companies utilizing the Internet. Prior to coming to CeriStar, Paul was the Chief Operating Officer of Xboundary.com Inc., where he was involved in all aspects of building and managing that high tech startup company in the Internet centric software development sector. He worked with major authors of intellectual capital at Harvard University to package IP software products. From 1998-1999, Paul was also a consultant and acting Chief Operating Officer at IQ Telecommunications, Inc. There he worked with senior executives at Microsoft, GTE Internetworking, Oracle, USWeb/CKS, Electric Lightwave, Perot Systems and many smaller vendors to build the IQ project. Paul was the president and founder of M+, Inc., a marketing consultancy firm from 1994-1998. This company conducted and participated in research projects for Fortune 100, mid range, and start-up companies including: Iomega, Keytronic, PandG, Kodak, Minnesota Mutual Life Insurance, Cardinal Technology, Nutraceutical, Royal Bank of Canada, Chrysler, and others. He was one of 13 original founders of Iomega Corporation, where he worked from 1980 to 1994. He received 5 U. S. patents which formed the foundation of Iomega's Bernoulli Technology and Zip products and held senior level management positions in Research and Development, Quality Assurance, Market Research, Competitive Analysis, and Market Channel Development. Paul started his career at IBM in 1974 as a design engineer in development of IBM MSS3850 product, the largest library storage device built during the 1970s. He was awarded two IBM digital storage related patents and published two articles in the IBM Technical disclosure bulletin and managed the Magnetic Head Development Group at Tucson
R and D Laboratory. Paul has a Bachelor of Science degree in Mechanical Engineering from Brigham Young University, Provo, Utah, 1974.

         R. Art Brown has served as Vice President of Sales since April of 2002. He comes to CeriStar with vast experience gained as a marketing representative and account executive with IBM from 1965-1992. Art has a Bachelor of Science degree from Brigham Young University, Provo, Utah, 1967 as well as a MBA from this institution, 1967.

         Lark M. Allen has served as Director of CeriStar since April of 2000. Lark is currently at Wave Systems Corp., as its Executive Vice President, Corporate Development (1998-Present). He is responsible for worldwide strategy, technology and business development at Wave Systems, which is creating a new model for electronic commerce and secure content distribution. Wave System's strategic architecture, "Trust at the Edge" is aimed at moving the e-commerce transactions directly into user devices through building an end to end security and trust layer over the Internet. The goal is to monetize the Internet. The company has formed strategic partnerships with PC OEMs, PC technology suppliers, set top box providers, network and broadcasting companies, motion picture and music industries, financial and credit card companies, and a broad range of software companies. He is a board member of the International Security, Trust, and Privacy Alliance, which is involved in worldwide efforts to provide a privacy solution for individuals to the Internet.

         Lark's previous position was with IBM Corp., as Director of its Worldwide Strategy for IBM's Networking Hardware and Software Division. Additional IBM executive positions over 28 years included Director of Marketing and Sales, General Manger of Consulting and Services, Branch Manager/Senior Executive, and Director of Worldwide Technical Support. These positions included a broad range of executive and management positions over networking, software, development, marketing, sales and consulting.

         Lark has a MS degree in Industrial Administration from Purdue University. He is a DuPont Fellow, Krannert Scholar, and has a BS degree in Physics from Brigham Young University.

         Mark S. Hewitt has served as Director of CeriStar since April of 2000. As an award-winning systems designer and technology patent holder, Mark has a skill set that is very rare in the industry - a strong technology sense as well as a seasoned business mind. Mark is currently Chief Technology Officer of Mediacentric Group, a communications solutions provider, with a proven ability to create, implement and manage large projects. Most recently, Senior Vice President of I-Link, Mark has created a strong presence and knowledge of the growing unified messaging and IP telephony industry and is an invaluable resource on the Mediacentric team.

         With over 23 years of experience in communication technologies, Mark Hewitt has successfully bridged the gaps between engineering and business interests in three distinct fields - Telecommunications - Data - Wireless. He has proven successes in Software Design, Data and Voice Network, Cellular and Trunked Radio systems, IP Telephony, Telecom Switching and Enhanced Services has provided Mark with the experience and expertise to assist a rising contingent of businesses seeking to optimize and develop a niche under increasing pressures for new technology.

         As the evolution of technology took shape in the mid-80's and early 90's, Mark was on the forefront of these rapid changes and was in part responsible for some of the systems and designs that have impacted communications technology as we know it. As a part of development teams like Motorola and Sterling Cellular, Mark was literally a pioneer in the then groundbreaking technology of cellular and satellite technologies. Each of these layers of knowledge led to further industry milestones that Mark was able to develop and deploy. His experience makes him a highly qualified authority and board member in the emerging paradigms in both business and telecommunications technology.


                             EXECUTIVE COMPENSATION

         Planet has two part-time executive officers. There was no compensation paid to officers in 2001, 2000 and 1999. The directors of Planet are not compensated for their services in that capacity.


                               BOARD OF DIRECTORS

         Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, Planet's bylaws require no fewer than one director. Currently, there are three directors of Planet. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of Planet. The officers of Planet devote part-time to the business of Planet.


                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended, requires Planet's executive officers, directors and persons who beneficially own more than 10% of Planet's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Planet with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished Planet pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished Planet with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the year 2002, a total of 455,000 options to purchase common stock were exercised by a director of Planet. 405,000 shares and 50,000 shares were exercised at a price of $.15 and $.40 respectively. See "Security Ownership of Certain Beneficial Owners and Management," footnote 1.



PLANET RESOURCES, INC.

DATED: August 19, 2002